EXHIBIT 28.1

                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.


                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                       FOR THE THREE AND NINE MONTHS ENDED

                           SEPTEMBER 30, 1995 AND 1994




                            EXHIBIT 28.1 (Continued)

                         PART I - FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS

a)                 CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                           CONSOLIDATED BALANCE SHEET
                                   (Unaudited)
                                 (in thousands)

                                                 September 30,   December 31,
                                                     1995            1994
 Assets
      Cash                                         $   2,229     $   3,393
      Securities available for sale                       --           195
      Prepaid expenses and other assets                3,000         1,254
      Investments in limited partnerships              1,508         2,508
      Investment properties:
        Land                                          10,452        10,831
        Building and related personal
            equipment                                 92,882        93,660
                                                     103,334       104,491

            Less accumulated depreciation            (67,149)      (63,288)
                                                      36,185        41,203
            Real estate assets of property
                  in-substance foreclosed             21,251        20,722
            Less accumulated depreciation             (1,906)       (1,122)
                                                      19,345        19,600

                                                   $  62,267     $  68,153

 Liabilities and Partners' Capital (Deficit)
      Accounts payable and accrued expenses        $   3,131     $   2,038
      Mortgage notes and interest payable              4,250         4,700
      Master loan and interest payable               258,653       238,486
      Due to affiliates                                   51           969
                                                     266,085       246,193

 Partners' Capital (Deficit)
      General partner                                 (2,038)       (1,780)
      Limited partners                              (201,780)     (176,260)
                                                    (203,818)     (178,040)

                                                   $  62,267     $  68,153


[FN]

           See Accompanying Notes to Consolidated Financial Statements

                            EXHIBIT 28.1 (Continued)

b)                 CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)
                        (in thousands, except unit data)


                                       Three Months Ended          Nine Months Ended
                                         September 30,               September 30,
                                       1995         1994         1995          1994

 Revenues:
    Rental income                    $ 6,695      $ 5,766      $ 18,824      $ 16,964
    Interest and distribution
       income on investments              43           34           101            50
          Total revenues               6,738        5,800        18,925        17,014
 Expenses:
    Property operations                4,606        4,277        12,225        11,814
    Depreciation and
       amortization                    1,655        1,589         4,862         4,568
    Interest                           7,655        6,945        22,985        20,629
    Administrative                       169          261           843           650
    Write-down of investment
       properties and investment
       in limited partnerships         3,814           --         3,814            --
          Total expenses              17,899       13,072        44,729        37,661

    Loss on disposition of
       property                          (10)          --           (19)           --
    Casualty gain                         --           --            45            --

          Net loss                  $(11,171)     $(7,272)     $(25,778)     $(20,647)

 Net loss allocated
    to general partner (1%)         $   (112)     $   (73)     $   (258)     $   (206)
 Net loss allocated
    to limited partners (99%)        (11,059)      (7,199)      (25,520)      (20,441)
                                    $(11,171)     $(7,272)     $(25,778)     $(20,647)


[FN]

           See Accompanying Notes to Consolidated Financial Statements

                            EXHIBIT 28.1 (Continued)

c)                 CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

        CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)
                                  (Unaudited)

              For the Nine Months Ended September 30, 1995 and 1994
                                 (in thousands)



                                      General       Limited
                                      Partners      Partners           Total
 Partners' deficit at
    December 31, 1993                 $ (1,507)      $(149,178)      $(150,685)
 Net loss for the nine months
    ended September 30, 1994              (206)        (20,441)        (20,647)
 Partners' deficit at
    September 30, 1994                $ (1,713)      $(169,619)      $(171,332)
 Partners' deficit at
    December 31, 1994                 $ (1,780)      $(176,260)      $(178,040)
 Net loss for the nine months
    ended September 30, 1995              (258)        (25,520)        (25,778)
 Partners' deficit at
    September 30, 1995                $ (2,038)      $(201,780)      $(203,818)

[FN]

           See Accompanying Notes to Consolidated Financial Statements

                            EXHIBIT 28.1 (Continued)

d)                 CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                                 (in thousands)


                                                         Nine Months Ended
                                                           September 30,
                                                        1995            1994
 Cash flows from operating activities:
    Net loss                                         $(25,778)       $(20,647)
    Adjustments to reconcile net loss to net
     cash provided by operating activities:
     Depreciation and amortization                      4,862           4,568
     Loss on disposition of property                       19              --
     Write-down of investment properties and
       investment in limited partnerships               3,814              --
     Casualty gain                                        (45)             --
     Change in accounts:
         Prepaid expenses and other assets             (1,817)           (247)
         Accounts payable and accrued expenses          1,151             428
         Interest on master loan                       20,167          18,606
         Due to affiliates                               (918)            230
         Interest payable                                  11              --
             Net cash provided by operating
               activities                               1,466           2,938
 Cash flows from investing activities:
    Property improvements and replacements             (2,365)         (1,736)
    Proceeds from sale of real estate                      --             130
    Proceeds from sale of securities available
     for sale                                             195              --
    Purchase of securities available for sale              --            (195)

             Net cash used in investing
               activities                              (2,170)         (1,801)
 Cash flows used in financing activities:
    Advances on Master Loan                                --              40
    Payments on notes payable                            (460)           (480)
             Net cash used in financing
               activities                                (460)           (440)

 Net (decrease) increase in cash                       (1,164)            697

 Cash at beginning of period                            3,393           2,429
 Cash at end of period                                $ 2,229         $ 3,126
 Supplemental disclosure of cash flow
    information:
     Cash paid for interest                           $ 3,721         $ 1,837


[FN]

           See Accompanying Notes to Consolidated Financial Statements

e)                 CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)


Note A - Basis of Presentation

   The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the General Partner, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 1995, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1995.

   Certain reclassifications have been made to the 1994 information to conform to the 1995 presentation.

Consolidation

   Consolidated Capital Equity Partners, L.P. ("Partnership") owns a 75% interest in a limited partnership ("Western Can, Ltd.") which owns 444 De Haro, an office building in San Francisco, California. The Partnership's investment in Western Can, Ltd. is consolidated in the Partnership's financial statements. No minority interest liability has been reflected for the 25% minority interest because Western Can, Ltd. has a net capital deficit and no minority liability exists with respect to the Partnership.

   The assets and liabilities at September 30, 1995, and December 31, 1994, and operations for the nine months ended September 30, 1995 and 1994, of Carlton House are consolidated in the Partnership's financial statements pursuant to accounting guidelines regarding notes receivable in-substance foreclosed.

Investments in Limited Partnerships

   The investments in limited partnerships represent certain interest in three affiliated limited partnerships that were contributed by EP's general partners to the Partnership. These investments are stated at the lower of estimated fair value of the interests at the time of contribution to the Partnership or the current estimated fair value of the interests. The Partnership wrote this investment down $1 million to its estimated fair value during the third quarter of 1995.

Accounting Change - Investments

   In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted Statement 121 at September 30, 1995.

Note B - Related Party Transactions

   The Partnership paid property management fees based upon collected gross rental revenues for property management services in each of the nine month periods ended September 30, 1995 and 1994. For the nine months ended September 30, 1994, a portion of such property management fees were paid to the property management companies performing day-to-day property management services and a portion was paid to Partnership Services, Inc. ("PSI") for advisory services related to day-to-day property operations. Coventry Properties, Inc. ("Coventry"), an affiliate of the General Partner, provided day-to-day property management responsibilities for four of the Partnership's properties under the same management fee arrangement as the unaffiliated management companies. In late December 1994, an affiliate of Insignia Financial Group, Inc. ("Insignia") assumed day-to-day property management responsibilities for all of the Partnership's properties. Fees paid to affiliates of Insignia during the nine months ended September 30, 1995, and fees paid to Coventry and PSI for the nine months ended September 30, 1994, are reflected in the following table.

   Also, the Partnership is subject to an Investment Advisory Agreement between the Partnership and an affiliate of ConCap Holdings, Inc. ("CHI"). This agreement provides for an annual fee, payable in monthly installments, to an affiliate of CHI for advising and consulting services for the Partnership's properties. Advisory fees paid pursuant to this agreement are reflected in the following table:


                                                  For the Nine Months Ended
                                                         September 30,
                                                    1995              1994

                                                         (in thousands)

     Property management fees                      $966                $326
     Investment advisory fees                       199                 193
     Lease commissions                              186                  70

   Property management fees increased for the nine months ended September 30, 1995, compared to the nine months ended September 30, 1994, due to the fact that all but four of the Partnership's investment properties were managed by unaffiliated management companies during the nine months ended September 30, 1994. All of the Partnership's investment properties were managed by an affiliate of Insignia during the nine months ended September 30, 1995.

   The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of Partnership activities. The General Partner and its current and former affiliates, which includes Coventry, received reimbursements for the nine months ended September 30, 1995 and 1994, as reflected in the following table:


                                                  For the Nine Months Ended
                                                          September 30,
                                                   1995                1994

                                                         (in thousands)

    Reimbursement for services of affiliates       $362                $227


Note B - Related Party Transactions (continued)

   Reimbursements for services of affiliates increased during the nine months ended September 30, 1995, compared to the nine months ended September 30, 1994, due to increased expense reimbursements related to the combined efforts of the Dallas and Greenville offices during the transition period that ended June 30, 1995. These increased costs related to the transition efforts which were incurred to minimize any disruption in the year-end reporting function including the financial reporting and K-1 preparation and distribution. Administrative expenses began decreasing in the third quarter of 1995 as the transition efforts are now complete.

   In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from Consolidated Capital Institutional Properties ("CCIP") pursuant to the Master Loan Agreement, which is described more fully in the 1994 Annual Report. Such interest payments totalled approximately $2.5 million and approximately $1.5 million for the nine months ended September 30, 1995 and 1994, respectively. The Partnership received advances under the Master Loan Agreement totalling $40,000 in February 1994. (See further discussion in Note C). No advances under the Master Loan Agreement were made during the nine months ended September 30, 1995.

   On July 1, 1995, the Partnership began insuring its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner, who receives payments on these obligations from the agent. The amount of the Partnership's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations is not significant.

Note C - Master Loan and Accrued Interest Payable

   The Master Loan principal and accrued interest payable balances at September 30, 1995, and December 31, 1994, are $258.7 million and $238.5 million, respectively.

Terms of Master Loan Agreement

   Under the terms of the Master Loan Agreement, interest accrues at a fluctuating rate per annum adjusted annually on July 15 by the percentage change in the U.S. Department of Commerce Implicit Price Deflator for the Gross National Product subject to an interest rate ceiling of 12.5%. The interest rates for each of the three and nine month periods ended September 30, 1995 and 1994 was 12.5%. Interest payments are currently payable quarterly in an amount equal to "Excess Cash Flow", generally defined in the Master Loan Agreement as net cash flow from operations after third-party debt service. If such Excess Cash Flow payments are less than the current accrued interest during the quarterly period, the unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. If such Excess Cash Flow payments are greater than the currently payable interest, the excess amount is applied to the principal balance of the loan. Any net proceeds from sale or refinancing of any of the Partnership's properties are paid to CCIP under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000.

Note C - Master Loan and Accrued Interest Payable - continued

   Effective January 1, 1993, the Partnership and CCIP amended the Master Loan Agreement to stipulate that Excess Cash Flow would be computed net of capital improvements. Such expenditures were formerly funded from advances on the Master Loan from CCIP to the Partnership. This amendment and change in the definition of Excess Cash Flow has had the effect of reducing Master Loan payments to CCIP by the amount of the Partnership's capital expenditures since such amounts were previously excluded from Excess Cash Flow. The amendment will have no effect on the computation of interest expense on the Master Loan for the Partnership.

   In February 1994, the Partnership advanced approximately $589,000 to New Carlton House Partners ("NCHP"), as an advance on the note receivable ("Carlton House Note") secured by a deed of trust on the Carlton House Apartment and Office Building ("Carlton House"), to pay Carlton House's 1994 property taxes. In February 1994, CCIP advanced $40,000 to the Partnership as an advance on the Master Loan. CCEP then advanced $40,000 to NCHP as an advance on the Carlton House Note to pay the remaining balance of 1993 property taxes. The notes payable are all nonrecourse, collateralized by deeds of trust on the real property. The notes payable bear interest at rates ranging from 8.0% to 10.5% per annum and mature between 1998 and 2007.

Note D - Note Receivable Deemed In-Substance Foreclosed

   The Partnership holds the Carlton House Note which is secured by a deed of trust on Carlton House with a scheduled maturity in 1995. According to the note terms, interest accrues at 10% and compounds monthly on principal plus accrued
but unpaid interest.  The note receivable has been in default since 1991.   As
described more fully in the 1994 audited financial statements, the required debt service payments were reduced to only the amount of net cash flow from the Carlton House. In 1995 and 1994 no interest income was recognized as no cash related to the note receivable was received by the Partnership.

   As more fully described in the 1994 audited financial statements, the Carlton House Note is deemed in-substance foreclosed. Summarized below are the assets, liabilities, partner's equity and the results of operations of the Carlton House that are included in the Partnership's financial statements for the nine months ended September 30, 1995 and 1994, prepared on the same basis as the Partnership's financial statements. Any intercompany balances between the Partnership and the Carlton House have been eliminated in the Partnership's consolidated financial statements and the summarized financial statements set forth below:

                                                  September 30,   December 31,
                                                      1995            1994
 Assets                                                  (in thousands)
    Cash and cash equivalents                       $   1,086     $   1,519
    Securities available for sale                          --           195
    Prepaid expenses and other assets                     644           103
 Real estate:
     Land                                               3,805         3,805
     Building and improvements                         17,446        16,917
                                                       21,251        20,722
     Less accumulated depreciation                     (1,906)       (1,122)
                                                       19,345        19,600
         Total assets                               $  21,075     $  21,417

Note D - Note Receivable Deemed In-Substance Foreclosed - continued


                                                  September 30,    December 31,
                                                      1995             1994
                                                          (in thousands)

 Liabilities and Partners' Deficit
    Master loan and interest payable                 $      17     $      16
    Due to affiliates                                      763           763
    Other liabilities                                      578           467
         Total liabilities                               1,358         1,246

 Partners' equity                                       19,717        20,171
         Total liabilities and partners' equity      $  21,075     $  21,417



                                                   For the Nine Months Ended
                                                          September 30,
                                                      1995          1994
                                                         (in thousands)

 Revenues:
    Rental revenue                                   $ 4,502       $ 3,498
    Interest income on investments                        22           --
         Total revenues                                4,524         3,498

 Expenses:
     Property operations                               3,358         3,136
     Depreciation and amortization                       791           672
     Interest                                            731             3
     Administrative                                       98            25
         Total expenses                                4,978         3,836
             Net income (loss)                       $  (454)      $  (338)


Note E - Accounting for the Impairment of Long-Lived Assets

   At September 30, 1995, the Partnership adopted FASB Statement 121. Estimated fair value of the investment properties was determined using net operating income of the property capitalized at a rate deemed reasonable for the type of property, adjusted for market conditions, physical condition of the property and other factors to assess whether any permanent impairment in value has occurred. Estimated fair value of the investments in limited partnerships was determined using the estimated value of the limited partnership units in each partnership and the estimated future distributions. As a result of the Partnership's continuing evaluation of its investments, an impairment loss of approximately $3.8 million was recorded based on the individual property's operating results and expected cash flows and the estimated value of the limited partnership units owned by the Partnership.